
sembcorp

Regn No: 199802418D

Rule 12g3-2(b) File No. 825109


10015847

27 May 2010

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Sembcorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Sembcorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Kwong Sook May
Company Secretary

Encs

Z:jesstan/SgxnetAnn/SECltr

6/10

SEMBCORP INDUSTRIES LTD
(Registration No: 199802418D)

Pursuant to Rule 704 (26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries Ltd wishes to announce the following details on the use of treasury shares:-

a)	Date of the sale, transfer, cancellation and/or use:	27 May 2010	
b)	Purpose of such sale, transfer, cancellation and/or use:	Executives' Shares Option Plan	
c)	Number of treasury shares sold, transferred, cancelled and/or used:	1,000	
d)	Number of treasury shares before and after such sale, transfer, cancellation and/or use:	Before change	1,183,312
		After change	1,182,312
e)	Percentage of the number of treasury shares against the total number of shares outstanding in a class that is listed before and after such sale, transfer, cancellation and/or use:	Before change	0.07%
		After change	0.07%
f)	Value of the treasury shares if they are used for a sale or transfer, or cancelled:	S$4,145.56	

Kwong Sook May
Company Secretary

May 27, 2010

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Kwong Sook May
Designation *	Company Secretary
Date & Time of Broadcast	26-May-2010 12:32:13
Announcement No.	00020

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CASCAL VOLUNTARILY WITHDRAWS ITS COMPLAINT AGAINST SEMBCORP

Description

Sembcorp Industries Ltd (the Company) would like to provide an update on the legal action commenced by Cascal N.V. (Cascal) in the United States in connection to the voluntary tender offer for the common stock of Cascal launched on May 21, 2010.

On May 25, 2010, Cascal voluntarily withdrew its complaint against Sembcorp, without prejudice. This follows the decision by the United States District Court for the Southern District of New York on May 19, 2010 to deny Cascal's motion for a preliminary injunction to stop Sembcorp from launching its voluntary tender offer. At the May 19 hearing, the judge concluded, among other things, that based on the record before the court there was no likelihood of Cascal succeeding on its legal claims.

On May 21, 2010, Sembcorp commenced its voluntary tender offer to acquire the common shares of Cascal for US$6.75 per share, provided at least 80% of the issued and outstanding shares of Cascal on a fully diluted basis are validly tendered and not withdrawn. The offer and withdrawal rights will expire at 11:00 a.m. New York City time on June 21, 2010, unless extended.

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sembcorp

PRESS RELEASE

Sembcorp Industries Ltd
CO REGN NO 199802418D
30 Hill Street #05-04
Singapore 179360
Tel (65) 6723 3113
Fax (65) 6822 3254
www.sembcorp.com

SEMBCORP ESTABLISHES FIRST POWER PROJECT IN INDIA

SINGAPORE, May 25, 2010 - Sembcorp Industries (Sembcorp), a leading energy and water company, today announces that its fully-owned utilities subsidiary, Sembcorp Utilities has entered into an agreement to acquire a 49% stake in Thermal Powertech Corporation India (TPCIL), which is set to build, own and operate a coastal power plant in Krishnapatnam, SPSR Nellore District, Andhra Pradesh, India.

Sembcorp Utilities signed a joint venture agreement with Gayatri Energy Ventures (GEVL) to invest in a 49% stake in TPCIL. The consideration for this equity stake is about Rs 1,042 crores (S$319 million), to be funded through internal funds and / or borrowings. Completion of the acquisition is expected to take place in mid-2010 upon the satisfaction of conditions precedent typical for the implementation of power projects in India. This investment by Sembcorp is one of the largest by a Singapore company in India and amongst one of the more major foreign direct investments into the Indian power sector in recent times.

GEVL, a wholly-owned subsidiary of Gayatri Projects, an established construction company which is publicly listed on the Bombay Stock Exchange, will continue to hold the remaining 51% stake in TPCIL. TPCIL will invest approximately Rs 6,869 crores (S$2.1 billion) to build, own and operate a 1,320 megawatt coal-fired power plant in Krishnapatnam. The plant will be operated and maintained by an O&M company, which will be 70% owned by Sembcorp and 30% owned by GEVL, and for which Sembcorp and GEVL also signed a separate joint venture agreement today. The project will be well-positioned to meet the growing power demand in the southern, western and northern regions of India, which the Central Electricity Authority of India expects to increase at a compounded annual growth rate of 9% over the next 10 years.

The signings took place in Hyderabad today, in a ceremony witnessed by India's Union Minister for Power Mr Sushil Kumar Shinde, the Chief Minister of Andhra Pradesh Dr K Rosaiah, the founder of GEVL and Member of Parliament (Rajya Sabha) Dr T S Reddy and Sembcorp's Group President & CEO Mr Tang Kin Fei.



Expected to begin the full commercial operation of its two 660-megawatt units by end-2013, the power plant will be 70% fuelled by low sulfur non-coking coal allocated by a wholly-owned subsidiary of Coal India, a public sector undertaking under India's Ministry of Coal. The remaining coal will be sourced from overseas. The plant will utilise supercritical technology which allows for enhanced efficiency, thereby reducing emissions of carbon dioxide and other pollutants by consuming less fuel per unit of electricity generated compared to conventional sub-critical coal-fired generating units. The first unit of 660 megawatts is expected to be completed by the mid-2013.

75% of the project cost is expected to be funded through debt financing and the remaining 25% through shareholders' equity. The funding will be in Indian Rupees and commitments from Indian financial institutions for a substantial portion of the total debt have already been received. The signing of the financing documentation is expected to take place by end-June 2010. Capital Fortunes is the project financial advisor appointed by the project company, the sole arranger of project financing with the domestic financial institutions and banks as well as the arranger of Sembcorp's participation in the project as a foreign investor.

The major part of the plant's power output will be sold to various state electricity boards through long-term power purchase agreements secured via competitive bidding, while the remaining output will be sold in the merchant market.

Mr Tang Kin Fei, Sembcorp Group President & CEO, said, "This project is a major strategic milestone for Sembcorp and marks Sembcorp's entry into the fast-growing Indian energy market.

"With its increasing industrialisation and development, India is experiencing strong growth in power demand, driven by rapid growth in its manufacturing sector and increasing development. With our proven track record in the energy sector spanning Singapore, the UK, Vietnam, China, the UAE and Oman, Sembcorp looks forward to working with our partner Gayatri Energy Ventures to help to meet these needs and support India's continued prosperity."

Mr T V Sandeep Reddy, Managing Director of Gayatri Projects said, "This is a memorable moment for the Gayatri Group as well as for the people of Andhra Pradesh. Our partner Sembcorp brings with it global experience in setting up and running power projects across many countries. We are confident that together, we can deliver the power plant according to schedule and help to address the power supply shortage in the country."



The above transactions are not expected to have a material impact on the earnings per share and net tangible assets per share of Sembcorp Industries for the current financial year. None of the directors or controlling shareholders of Sembcorp has any interest, direct or indirect, in the acquisition.

- END –

For analysts' and media queries please contact:

Ng Lay San (Ms)
Vice President
Group Corporate Relations
DID: +65 6723 3150
Email: ng.laysan@sembcorp.com

Fock Siu Ling (Ms)
PR Counsel
Group Corporate Relations
DID: +65 6723 3152
Email: fock.siuling@sembcorp.com

ABOUT SEMBCORP INDUSTRIES

Sembcorp Industries is a leading energy, water and marine group. With facilities with over 3,800 megawatts of gross power capacity and over 4 million cubic metres of water per day in operation and under development, Sembcorp is a trusted provider of essential energy and water solutions to customers in Singapore, China, Vietnam, the United Kingdom, the UAE and Oman. In addition, it is a world leader in marine & offshore engineering, as well as an established provider of environmental services and developer of integrated townships and industrial parks in the region.

Sembcorp Industries has total assets of over S$9 billion and employs more than 6,700 employees. Listed on the main board of the Singapore Exchange, it is a component stock of the Straits Times Index and several MSCI indices.

Note to Editors:
Following a company rebrand, please refer to the company as "Sembcorp" (with "S" in upper case and "c" in lower case), or "Sembcorp Industries" in full. Please also note that "Sembcorp" is not an abbreviation of "Sembawang Corporation" but a brand name in itself, and it is therefore incorrect to refer to our company as "Sembawang", "Sembawang Corporation" or similar.


sembcorp

ABOUT GAYATRI PROJECTS LTD

Founded four decades ago, Gayatri Projects is a reputable player in India's construction industry, engaged in the execution of major civil works with a key focus on road and irrigation projects in the states of Andhra Pradesh, Assam, Uttar Pradesh, Madhya Pradesh, Karnataka and Gujarat in India. GPL was founded by Dr T Subbarami Reddy, an eminent parliamentarian who has been representing Andhra Pradesh in the upper and lower houses of the Indian Parliament since 1996. The management of GPL is led by Dr Reddy's son Mr T V Sandeep Reddy, who is the Group's Managing Director. Gayatri Projects Limited is listed on the Bombay Stock Exchange.


sembcorp

PRESS RELEASE

Sembcorp Industries Ltd
CO REGN NO 199802418D
30 Hill Street #05-04
Singapore 179360
Tel (65) 6723 3113
Fax (65) 6822 3254
www.sembcorp.com

SEMBCORP COMMENCES TENDER OFFER TO ACQUIRE ALL OUTSTANDING SHARES OF CASCAL FOR US$6.75 PER SHARE IN CASH

SINGAPORE, May 21, 2010 – Sembcorp Industries Ltd (Sembcorp) today announces that its wholly-owned subsidiary, Sembcorp Utilities Pte Ltd (Sembcorp Utilities) has commenced a tender offer for all of the issued and outstanding common shares of Cascal N.V. (Cascal) (NYSE: HOO), a New York Stock Exchange-listed company and leading provider of water and wastewater services, for an offer price of US$6.75 per share if at least 80% of the issued and outstanding Shares of Cascal on a fully diluted basis are validly tendered and not withdrawn (the "80% Condition"). The tender offer is being made pursuant to an Offer to Purchase, dated May 21, 2010, and in connection with the previously announced Tender Offer and Stockholder Support Agreement, dated April 26, 2010, among Sembcorp Utilities, Biwater Investments Ltd. (Biwater), the majority stockholder of Cascal, and Biwater Holdings Limited, the ultimate parent company of Biwater, pursuant to which Sembcorp Utilities agreed to launch a tender offer to acquire all of the outstanding common shares of Cascal and Biwater agreed to promptly and validly tender its 17,868,543 shares of Cascal (representing approximately 58.4% of the outstanding common shares of Cascal, based on the 30,581,343 Shares reported by Cascal to be issued and outstanding as of December 31, 2009) in the tender offer.

The offer and withdrawal rights will expire at 11:00 a.m. New York City time on Monday, June 21, 2010, unless extended.

Pursuant to the terms of the tender offer, Sembcorp Utilities is offering to acquire all the common shares of Cascal at a price of US$6.75 per share. The consummation of the tender offer is conditioned on the 80% Condition being satisfied. Upon Biwater's tender of its shares pursuant to the Tender Offer and Stockholder Support Agreement, 17,868,543 shares, or approximately 58.4% of the issued and outstanding shares of Cascal (based on the 30,581,343 Shares reported by Cascal to be issued and outstanding as of December 31, 2009) will have been tendered in the offer. Accordingly, the 80% Condition to the tender offer



will be satisfied if approximately an additional 21.6% (or 6,596,532 shares based on the 30,581,343 shares reported by Cascal to be issued and outstanding as of December 31, 2009) of the issued and outstanding shares are validly tendered and not withdrawn in the tender offer. If at the time of the scheduled expiration of the tender offer, less than 80% of the outstanding common shares of Cascal on a fully diluted basis have been validly tendered and not withdrawn in the tender offer, Sembcorp Utilities will (i) reduce the tender offer price to US$6.40 per share, (ii) reduce the 80% Condition to provide that consummation of the tender offer is conditioned on at least 17,868,543 shares (the number of shares Biwater has agreed to tender) being validly tendered and not withdrawn in the tender offer and (iii) extend the tender offer for ten business days. The tender offer is also subject to other customary conditions for transactions of this nature.

Sembcorp Utilities' all-cash offer is not subject to a financing condition.

IMPORTANT NOTICE: *This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any common shares of Cascal. The Offer to Purchase, Letter of Transmittal and related documents will be filed today with the U.S. Securities and Exchange Commission, will be mailed to Cascal shareholders and will also be made available for distribution to beneficial owners of Cascal common shares. The solicitation of offers to buy common shares of Cascal will only be made pursuant to the Offer to Purchase, the Letter of Transmittal and related documents. Cascal shareholders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer when they become available as they will contain important information, including the various terms of, and conditions to, the tender offer.*

The tender offer statement will be filed today by Sembcorp Utilities with the U.S. Securities and Exchange Commission, and the solicitation/recommendation statement will be filed by Cascal with the U.S. Securities and Exchange Commission. Investors and stockholders may obtain free copies of these statements (when available) and other documents filed by Sembcorp Utilities and Cascal at the U.S. Securities and Exchange Commission's website at www.sec.gov. Cascal's stockholders may obtain copies of all of the offering documents free of charge at the SEC's website (www.sec.gov) or by directing a request to MacKenzie Partners, Inc., the Information Agent for the offer, at 212-929-5500 or toll-free at 800-322-2885. The tender offer will expire at 11:00 a.m. New York City time on June 21, 2010, unless extended in the manner set forth in the Offer to Purchase. Investors and stockholders should seek legal or other professional advice before acting or relying on any of the information provided above.

- END -



For media and analysts' queries please contact:

For Singapore:

Ng Lay San (Ms)
Vice President
Group Corporate Relations
DID: +65 6723 3150
Email: ng.laysan@sembcorp.com

Fock Siu Ling (Ms)
PR Counsel
Group Corporate Relations
DID: +65 6723 3152
Email: fock.siuling@sembcorp.com

Lim Yuan See (Ms)
Associate Director, Singapore
Kreab Gavin Anderson
DID: +65 6339 9110
Email: ylim@kreabgavinanderson.com

For US:

Richard A. Mahony (Mr)
Managing Partner, New York
Kreab Gavin Anderson
DID: +1 (212) 515 1960
Email: rmahony@kreabgavinanderson.com

For UK:

Natalie Biasin (Ms)
Associate Director, London
Kreab Gavin Anderson
DID: +44 (0) 20 7074 1864
Email: nbiasin@kreabgavinanderson.com


sembcorp

ABOUT SEMBCORP INDUSTRIES

Sembcorp Industries is a leading energy, water and marine group. With facilities with over 3,800 megawatts of power capacity and over four million cubic meters of water per day in operation and under development, Sembcorp is a trusted provider of essential energy and water solutions to customers in Singapore, the UK, China, Vietnam, the UAE and Oman.

Aside from its energy and water business, the Sembcorp Industries Group also encompasses a world leader in marine & offshore engineering, as well as an established provider of environmental services and developer of integrated townships and industrial parks. The Group has total assets of over S$9 billion and employs more than 6,700 employees. Listed on the main board of the Singapore Exchange, it is a component stock of the Straits Times Index and several MSCI indices.

ABOUT SEMBCORP'S WATER BUSINESS

Competitive and technologically advanced water solutions are core to Sembcorp's utilities service offering. Globally, Sembcorp owns and manages water facilities with a combined capacity of over four million cubic meters per day in operation and under development serving both municipal and industrial customers.

Sembcorp's broad expertise in wastewater treatment encompasses the ability to treat highly concentrated wastewater and high salinity wastewater discharged by industries, using advanced biological treatment processes. Furthermore, it is able to reclaim high grade industrial water, demineralised water and potable water from treated effluent. Through treating wastewater and recovering usable water from the effluent which can in turn be supplied back to customers, Sembcorp's facilities are able to minimise liquid discharge and promote a sustainable alternative water supply.

The company also has expertise in both reverse osmosis and thermal processes for seawater desalination and provides water for industrial use to customers in petrochemical and chemical zones. These include demineralised water, industrial water, raw water, chilled water, cooling water and seawater cooling.



Note to Editors:

Following a company rebrand, please refer to the company as "Sembcorp" (with "S" in upper case and "c" in lower case), or "Sembcorp Industries" in full. Please also note that "Sembcorp" is not an abbreviation of "Sembawang Corporation" but a brand name in itself, and it is therefore incorrect to refer to our company as "Sembawang", "Sembawang Corporation" or similar.

SEMBCORP INDUSTRIES LTD
(Registration No: 199802418D)

Pursuant to Rule 704 (26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries Ltd wishes to announce the following details on the use of treasury shares:-

a)	Date of the sale, transfer, cancellation and/or use:	21 May 2010	
b)	Purpose of such sale, transfer, cancellation and/or use:	Executives' Shares Option Plan	
c)	Number of treasury shares sold, transferred, cancelled and/or used:	4,000	
d)	Number of treasury shares before and after such sale, transfer, cancellation and/or use:	Before change	1,187,312
		After change	1,183,312
e)	Percentage of the number of treasury shares against the total number of shares outstanding in a class that is listed before and after such sale, transfer, cancellation and/or use:	Before change	0.07%
		After change	0.07%
f)	Value of the treasury shares if they are used for a sale or transfer, or cancelled:	S$16,582.22	

Kwong Sook May
Company Secretary

May 21, 2010

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MISCELLANEOUS

** Asterisks denote mandatory information*

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Kwong Sook May
Designation *	Company Secretary
Date & Time of Broadcast	20-May-2010 07:14:14
Announcement No.	00007

>> ANNOUNCEMENT DETAILS

The details of the announcement start here ...

Announcement Title *

SEMBCORP FREE TO LAUNCH TENDER OFFER, CASCAL'S REQUEST FOR PRELIMINARY INJUNCTION DENIED

Description

SEMBCORP FREE TO LAUNCH TENDER OFFER, CASCAL'S REQUEST FOR PRELIMINARY INJUNCTION DENIED

Sembcorp Industries Ltd (the Company) would like to provide an update on the legal action commenced by Cascal N.V. (Cascal) in the United States in connection to the proposed voluntary tender offer for the common stock of Cascal as announced on April 26, 2010.

On May 11, 2010, Cascal filed a motion for a temporary restraining order and/or for a preliminary injunction to stop the launch of the offer.. An initial preliminary hearing was held before the United States District Court for the Southern District of New York on May 12, 2010, during which Cascal withdrew its motion for a temporary restraining order, Sembcorp agreed not to launch the voluntary tender offer before May 21, 2010 and the court set a May 19, 2010 hearing on Cascal's motion for a preliminary injunction.

The matter came before the court again as scheduled on May 19, 2010. After considering all of the evidence presented by the parties, including the sworn declarations of key individuals, the judge hearing the matter concluded, among other things, that based on the record before the court there was no likelihood of Cascal succeeding on its legal claims. The court then denied Cascal's motion for a preliminary injunction and cleared the way for the tender offer to go forward.

The Company is pleased that the court has found no basis for Cascal's claim that the prospective tender offer is in breach of any laws, regulations or contractual obligations and it remains committed to completing the transaction.

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